SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 19, 2012  related to the financial statements for the period ended on September 30, 2012.

We address you pursuant to Sec. 63 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

1- PERIOD RESULTS	09-30-12	09-30-11
	$ thousand	$ thousand
Ordinary loss	-16,518	-95,137
Extraordinary income	-	-
Net loss	-16,518	-95,137

2- SHAREHOLDERS’ EQUITY

Outstanding shares	496,562	496,562
Treasury shares	5,001	5,001
Total subscribed capital	501,563	501,563
Restatement of capital stock – Treasury shares	166,218	166,218
Additional paid in capital	773,079	773,079
Share warrants	106,264	106,263
Changes in non-controlling interests	-7,493	4,605
Statutory Reserve	42,922	32,293
Reserve for New Projects	389,202	320,064
Reserve for stock-based payments	6,363	2,893
Retained earnings	650,093	734,070
Reserve for Conversion	-59,442	-83,044
Non-controlling interest	2,170,006	2,147,925
TOTAL SHAREHOLDERS’ EQUITY	4,738,775	4,705,929

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was $501,562,730 – divided into 501,562,730 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 189,051,574 shares, representing 37.69% of the issued and subscribed capital stock.

In addition, as of September 30, 2012, 307,510,402 common, registered, non-endorsable shares of $ 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.31% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,000,754 treasury shares as of September 30, 2012, representing 1.00% of its subscribed and issued stock capital.

It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants have been amended: the ratio of shares to be issued per warrant is 0.35100598 and the exercise price per share to be acquired is US$ 1.5954. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 563,915,285. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 29,691,778 common shares, representing an interest of 38.79% over the subscribed capital, i.e. 218,743,352 shares.

The highlights for the quarter include:

•
As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. Until now, the company’s financial statements were prepared in compliance with Generally Accepted Accounting Principles of Argentina (“ARG GAAP”) which differ in certain respects from the IFRS. For such reason, we have changed certain valuation and disclosure accounting policies.

•
Operating Income totaled ARS 180.7 million, 9% lower than during the first quarter of fiscal year 2012, due to an ARS 20.6 million Operating Loss from the Agricultural segment offset by a 16% increase in Operating Income from the Urban Segment, which reached ARS 201.3 million.

•
A Net Loss of ARS 16.5 million was recorded in the quarter compared to a loss of ARS 95.1 million recorded during the same period of the previous fiscal year. This is due to higher net financial results offset by a higher loss from foreign exchange differences, financial interest and minority interest.

•
We have started the crop season and we expect to plant crops in approximately 207,000 hectares. In turn, good weather conditions are in sight in the region and accordingly, better yields than in the previous season are expected.

•
Crop production (mainly corresponding to areas planted during the 2011/2012 season) decreased by 19.1% compared to the same period of the previous fiscal year due to lower yields caused by the drought that affected the region during the previous season.

•
The beef cattle segment recorded a drop in Gross Income, which went down from a Profit of ARS 6.7 million during the first quarter of fiscal year 2012 to a loss of ARS 1.9 million in the first quarter of 2013 mainly due to lower sales. The segment totaled a loss of ARS 10.6 million compared to an ARS 8.6 million loss in the previous fiscal year.

•
As regards milk production, we continue to note high production levels (in excess of 20 liters per cow per day) thanks to the consolidation of production in our “El Tigre” dairy facility. During this period, we produced 4.4 million liters with an average of 2,248 milking cows per day reaching a production of 21.4 liters. Income for this segment reached ARS 0.4 million.

•	We have increased our interest in IRSA reaching a shareholding of 64.50% of its stock capital. During this year, IRSA increased its EBITDA by 14.1%, generating very good results for our company.

•
During this quarter, we launched the Fifth Issue of our Series X Tranche 2 Notes. The issue amount was USD 30.0 million at the applicable exchange rate and conditions are similar to those applied to the first tranche of such Series.

Our general shareholders’ meeting resolved to pay ARS 120 million as cash dividends (equivalent to ARS 0.2417per share and ARS 2.417 per ADR).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 20, 2012	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets